UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEM-ANNUAL REPORT PURSUANT TO REGULATION A

For the Period Ended June 30, 2025

HOUSE HACK, INC.

(Exact name of registrant as specified in its charter)

Commission File Number:

Wyoming

(State or other jurisdiction of
incorporation or organization)

8164 Platinum Street

Ventura, CA 93004

(Address of principal executive office)

805-888-0846

(Registrant’s telephone number, including area code)

88-3438856

(I.R.S. Employer Identification No.)

In this Special Financial Report, the term “House Hack,” “we,” or “the company” refers to House Hack, Inc.

This report may contain forward-looking statements and information relating to, among other things, our its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to our management. When used in this report, the words “estimate,” “project,” “believe,” “anticipate,” “intend,” “expect” and similar expressions are intended to identify forward-looking statements, which constitute forward looking statements. These statements reflect management’s current views with respect to future events and are subject to risks and uncertainties that could cause the company’s actual results to differ materially from those contained in the forward-looking statements. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The company does not undertake any obligation to revise or update these forward-looking statements to reflect events or circumstances after such date or to reflect the occurrence of unanticipated events.

ITEM 1. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations for the six-month period ended June 30, 2025 (the “2025 Interim Period”), and the six-month period ended June 30, 2024 (the “2024 Interim Period”) should be read in conjunction with our unaudited consolidated financial statements and the related notes included in this report.

Overview

House Hack, Inc. (the “Company”) is a corporation organized on June 22, 2022 under the laws of Wyoming. The company has been formed to invest, directly or through subsidiaries, in real estate assets throughout the United States. The Company is focused on acquiring single family residences (“SFRs”) and multi-family residences (“MFRs”) where the Management believes that the property in priced less than properties in the same areas -- “wedge” properties. However the Company may invest opportunistically invest in other types of real estate properties. The company's headquarters are in Ventura, California.

Operating Results

For the six months ended June 30, 2025, the Company earned rental income of $1,218,183 as compared to $744,031 for comparative 2024. The Company only began acquiring properties and earning rental income in late 2023. The Company acquired several properties throughout 2024 and 2025, totaling 24 properities as of June 30, 2025.

Property related costs were $383,906 in Interim 2025 as compared to $261,589. The increase was in line with higher revenue given the properities were acquired throghought 2024 and 2025, and fully operating throughout 2025. Property related costs includes utilities, repairs and maintenance, property taxes, and insurance.

Depreciation was $554,170 and $437,363 for the six months ended June 30, 2025 and 2024, respectively.

The Company had a net property income of $280,107 for the six months ended June 30, 2025, an increase from $45,079 in 2024.

Other operating expenses were $959,298 and $1,553,384 for the six months ended June 30, 2025 and 2024, respectively. Other operating expenses primarily consist of personnel expenses, professional fees, marketing, rent, general insurance, travel and other general corporate expenses, as well as $148,387 in research and development expenses incurred in 2025 towards building out new applications.

Towards the end of 2024, HouseHack decided to begin downsizing its workforce and outsourcing certain company functions in order to maximize cost and effectiveness. This included reducing the total number of employees down to five full-time staff members. This enabled the company to reallocate company resources where they were most needed. By focusing in on specific areas of efficiency, HouseHack’s goal for 2025 became holding and maintaining profitability each quarter and to slowly reexpand the company’s workforce only where consistently needed while supplementing company efforts with independent contractors.

Total other (expense) income for the six months ended June 30, 2025 was $($91,919) as compared to $24,989 in comparative 2024. Other (expense) income was comprised primarily of interest expense of 279,795 on convertible bonds in Interim 2025, offset by interest income of $85,624 and dividend income of $102,252, generated predominately from short-term investments in US treasury bills, accrued interest and amortized discount of treasury bills held to maturity. Other (expense) income in Interim 2024 was comprised primarily of interest income and dividend income of $188,710 and $127,806, respectively, generated predominately from short-term investments in US treasury bills, accrued interest and amortized discount of treasury bills held to maturity in Interim 2024, offset by $253,512 in interest expense on its line of credit.

Net loss was $771,110 and $1,483,316 for the six months ended June 30, 2025 and 2024, respectively.

Liquidity and Capital Resources

As of June 30, 2025, our Company had cash or cash equivalents of $9,852,943 and short-term investments (consisting primarily of government bonds) of $3,478,911.

The Company has incurred losses since inception and has received minimal revenue, the company has raised funds through the following equity issuances:

•	August 2022 and September 2022, the company sold 1,000,000 shares of Voting Common Stock for $1,000,000 to Kevin Paffrath, see “Item 5. Interest of Management and Others in Certain Transactions” below for additional information.

•	From September 2022 through March 2023, the company sold units consisting a of a share of Non-Voting Common Stock and warrant coverage for $1 per unit in Regulation D offering. The warrant coverage was a sliding scale ranging from 55% (or a warrant to purchase .55 of a share of Non-Voting Stock) to 0%.In October 2022, the company issued 269,000 shares of Non-Voting Common Stock to an entity owned by its founder in exchange for certain software and intellectual property.

•	From November 2023 through December 2023, the company sold 15,211,338 shares of Non-Voting Common Stock in a Regulation A offering for gross proceeds of $15,211,338.

•	From February 2024 through May 2024, subsequent to exercise date of the warrant, the company also raised funds in a private placement under Regulation D for shares of Non-Voting Common Stock, offered at $2.00 per share. Through June 30, 2024, the company has issued 1,224,490 shares of Non-Voting Common Stock for gross proceeds of $2,448,980.

•	In April 2024, the Company called for warrant exercises related to the Company’s Regulation D Offering. Holders of the warrants had 60 days to exercise the warrants at $1.00 per share of non-voting common stock. As of May 2, 2024, the Company issued 5,199,184 shares of Non-Voting Common Stock for gross proceeds of $5,199,184.

•	In October 2024, upon the recommendation of outside counsel and broker-dealer advisers to facilitate proposed future offering plans, the Company decided to issue additional shares and warrants to those investors that participated in its Regulation D offering that was held from February to May 2024. These investors had invested in the Company at $2.00 per share during this offering, and the warrants were exercisable at $2.00 per share. The Company doubled these investors investments for this offering in order to bring their cost basis down to $1.00 per share, so that all investors in the Company at that time would effectively be on equal footing with all investments at $1.00 per share. The warrant exercise price was also reduced to $1.00 per share.

•	Through a Private Placement Memorandum (“PPM”), the Company offered to accredited investors up to $200,000,000 in unsecured, convertible bonds (“Bonds”). The Bonds will accrue interest at an annualized rate of 5%) and be issued in principal amounts of $10,000. Each Bond is convertible into 7,143 shares of the Company’s Non-Voting Common Stock (the “Converted Shares”) at a fixed price of $1.40 per share. During the year ended December 31, 2024, the Company issued convertible bonds in aggregate of $10,445,000 to various investors. In 2025, the Company has issued an additional $6,401,420 in convertible bonds to investors.

Going Concern

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has commenced planned principal operations, and we plan to incur significant costs in pursuit of its capital financing plans, and has generated revenues but no profits since inception. As of June 30, 2025, the Company has an accumulated deficit of $6,108,672, cash of $9,852,943 and short-term investments totaling $3,478,911. The Company’s plans below are believed to alleviate substantial doubt.

Management Plans

The Company’s ability to continue as a going concern for the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to utilize the proceeds from investments received to date, obtain additional capital financing sufficient to meet current and future obligations and deploy such capital to produce profitable operating results. The Company may also choose to hold assets and wait for strategic opportunities. No assurance can be given that the Company will be successful in these efforts.

As of the date of issuance of these financial statements, management expects that its cash and cash equivalents, and short-term investments will be sufficient to fund its operating expenses, and capital expenditure requirements for at least one year from the date these financial statements are issued.

Plan of Operation

The Company plans to continue to identify and acquire a significant amount of wedge properties to add to its current real estate portfolio.

A “wedge property” is one that the Company believes (1) is under its fair market value; (2) it can add value through renovations; or (3) the value created in the property surpasses the cost of the renovations. A wedge property may also be one that is not operating at its highest and best use, including obtaining optimal rents. After acquiring wedge properties, the Company renovates them, rent them out, and then strategically sell and/or package them together into some kind of investment vehicle to sell to other investors so as to recapture capital principal and appreciation while maintaining management of the properties and tenants until the Company’s interest is fully divested. In the marketing of this capital recapture plan, the Company refers to these as “MiniFunds,” which are described further below.

Since inception, the Company has acquired 25 properties, including 20 SFRs, 4 MFRs, 1 raw land acquisition. One of those properties purchased in 2025. The aggregate acquisition purchase price was $47,354,063. The Company has invested $1,747,036 into renovations on 21 of its properties. The properties are 100% leased as of the date of this Interim Report. Currently, the properties are wholly owned by the Company and not subject to any mortgage debt.

Trend Information

The Company has a limited operating history and began to generate revenue from operations this year. The Company believes that real estate market will continue to be strong and represent a valuable investment strategy for the Company. The Company creates its value by investing in wedge properties. The Company continues to monitor industry trends such as interest rates, inventory, and new legislation such as ADU laws in California.

Recently, the State of California has enacted legislation aimed at encouraging development of ADUs. These secondary units on built on existing properties and can offer sources of income for the homeowner. Development of ADUs is relatively affordable because there are no land costs and reduced infrastructure requirements.

The company began accumulating real estate starting in August 2023. Our property operating costs will increase with additional acquired properties for real estate taxes, utilities and insurance but we expect that will be partially offset by additional rental income.

The company has benefited from increased rental income during 2024 and Interim 2025 as set forth above, while experiencing a reduction of investment interest income. We expect this trend to continue. The company will utilize invested capital, which will result in decreased interest income, in order to buy properties.

The company’s business and operations are sensitive to general business and economic conditions in the U.S. and worldwide along with local, state, and federal governmental policy decisions. A host of factors beyond the company’s control could cause fluctuations in these conditions, including but not limited to: recession, downturn or otherwise; government policies surrounding tenant rights; local ordinances where properties reside as a result of the coronavirus pandemic; travel restrictions; changes in the real estate market; and interest-rate fluctuations. Adverse developments in these general business and economic conditions could have a material adverse effect on the company’s financial condition and the results of its operations.

ITEM 2.  OTHER INFORMATION

None.

ITEM 3.  FINANCIAL STATEMENTS

The accompanying semiannual financial statements are unaudited and have been prepared in accordance with the instructions to Form 1-SA. Therefore, they do not include all information and footnotes necessary for a complete presentation of financial position, results of operations, cash flows, and stockholders’ equity in conformity with accounting principles generally accepted in the United States of America. In the opinion of management, all adjustments considered necessary for a fair presentation of the results of operations and financial position have been included, and all such adjustments are of a normal recurring nature. Operating results for the six months ended June 30, 2025 are not necessarily indicative of the results that can be expected for the year ending December 31, 2025.

HOUSE HACK INC.

A Wyoming Corporation

Financial Statements

As of June 30, 2025 and for the six months ended June 30, 2025 and 2024

(UNAUDITED)

HOUSE HACK, INC.

TABLE OF CONTENTS

Page

UNAUDITED FINANCIAL STATEMENTS AS OF JUNE 30, 2025 AND FOR THE SIX MONTHS ENDED JUNE 30, 2025 AND 2024

HOUSE HACK, INC.

BALANCE SHEETS

(unaudited)

	June 30,	December 31,
	2025	2024
	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$9,852,943	$9,902,380
Short-term investments	3,478,911	2,616,965
Prepaid expenses	52,100	159,623
Interest receivable	28,331	5,325
Total current assets	13,412,285	12,684,293
Intangible assets, net	140,436	-
Real estate assets	45,863,095	41,386,062
Deferred offering costs	170,295	-
Total assets	$59,586,111	$54,070,355

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable	$20,690	$17,855
Security deposits	160,291	142,139
Other current liabilities	35,183	190,320
Total current liabilities	216,164	350,314
Convertible bonds	16,846,420	10,445,000
Total liabilities	17,062,584	10,795,314

Commitments and contingencies

Stockholders' equity:
Voting common stock, $0.0001 par value, 1,000,000 shares authorized, issued and outstanding as of both June 30, 2025 and December 31, 2024	100	100
Non-voting common stock, $0.0001 par value, 200,000,000 shares authorized, 48,482,334 and 48,472,864 shares issued and outstanding as of June 30, 2025 and December 31, 2024, respectively	4,848	4,848
Additional paid-in capital	48,599,063	48,589,593
Accumulated other comprehensive income	28,188	18,062
Accumulated deficit	(6,108,672)	(5,337,562)
Total stockholders' equity	42,523,527	43,275,041
Total liabilities and stockholders' equity	$59,586,111	$54,070,355

See accompanying notes to financial statements.

HOUSE HACK, INC.

STATEMENTS OF OPERATIONS

(Unaudited)

	Six Months Ended
	June 30,
	2025	2024
Rental income	$1,218,183	$744,031
Total revenues	1,218,183	744,031

Proeprty expenses:
Property related costs	383,906	261,589
Depreciation	554,170	437,363
Net property income	280,107	45,079
Other operating expenses
General and administrative	810,911	1,553,384
Research and development	148,387	-
Total operating expenses	959,298	1,553,384

Loss from operations	(679,191)	(1,508,305)

Other income (expense):
Interest income	85,624	188,710
Interest expense	(279,795)	(253,309)
Dividend income	102,252	127,806
Realized loss on sale of securities	-	(38,218)
Total other (expense) income	(91,919)	24,989

Provision for income taxes	-	-
Net loss	(771,110)	(1,483,316)
Unrealized gain on available-for-sale securities	10,126	103,826
Net comprehensive loss	$(760,984)	$(1,379,490)

Weighted average common shares outstanding - basic and diluted	49,476,963	42,720,330
Net loss per common share - basic and diluted	$(0.02)	$(0.03)

See accompanying notes to financial statements.

HOUSE HACK, INC.

STATEMENTS OF STOCKHOLDERS’ EQUITY

(Unaudited)

	Voting Common Stock		Non-Voting Common Stock		Additional Paid-in	Subscription Receivable,	Accumulated Other	Accumulated	Total Stockholders'
	Shares	Amount	Shares	Amount	Capital	Related Party	Comprehensive Income	Deficit	Equity
Balances at December 31, 2023	1,000,000	$100	40,577,123	$4,058	$40,694,642	$(752,249)	$-	$(536,612)	$39,409,939
Shares issued for cash	-	-	1,224,490	122	2,448,858	-	-	-	2,448,980
Exercise of warrants	-	-	5,199,184	520	5,198,664	-	-	-	5,199,184
Repurchase of shares	-	-	(10,000)	(1)	(9,999)	-	-	-	(10,000)
Unrealized gain on available-for-sale securities	-	-	-	-	-	-	103,826	-	103,826
Offering costs	-	-	-	-	(137)	-	-	-	(137)
Net loss	-	-	-	-	-	-	-	(1,483,316)	(1,483,316)
Balances at June 30, 2024	1,000,000	$100	46,990,797	$4,699	$48,332,027	$(752,249)	$103,826	$(2,019,928)	$45,668,476

Balances at December 31, 2024	1,000,000	$100	48,472,864	$4,848	$48,589,593	$-	$18,062	$(5,337,562)	$43,275,041
Shares issued for services	-	-	9,470	-	9,470	-	-	-	9,470
Unrealized gain on available-for-sale securities	-	-	-	-	-	-	10,126	-	10,126
Net loss	-	-	-	-	-	-	-	(771,110)	(771,110)
Balances at June 30, 2025	1,000,000	$100	48,482,334	$4,848	$48,599,063	$-	$28,188	$(6,108,672)	$42,523,527

See accompanying notes to financial statements.

HOUSE HACK, INC.

STATEMENTS OF CASH FLOWS

(Unaudited)

	Six Months Ended
	June 30,
	2024	2023
Cash flows from operating activities:
Net loss	$(771,110)	$(1,483,316)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	554,170	437,363
Amortization of investment discount	(29,038)	(108,074)
Realized loss on sale of securities	-	38,218
Shares issued for services	9,470	-
Changes in operating assets and liabilities:
Interest receivable	(23,006)	196,988
Prepaid expenses	107,523	-
Due from related party	-	25,800
Accounts payable	2,836	(37,856)
Other current liabilities	(155,138)	106,103
Security deposits	18,192	-
Net cash used in operating activities	(286,141)	(824,774)
Cash flows from investing activities:
Purchase of investments	(4,294,498)	(13,652,318)
Proceeds from investments	3,471,715	19,739,943
Purchase of real estate	(5,031,203)	(28,979,126)
Escrow deposits used for purchase of real estate	-	1,224,800
Acquisition of intangible assets	(140,436)	-
Net cash used in investing activities	(5,994,421)	(21,666,700)
Cash flows from financing activities:
Proceeds from line of credit	-	15,300,000
Repayments of line of credit	-	(15,300,000)
Proceeds from convertible bonds	6,401,420	-
Shares issued for cash	-	2,448,980
Repurchase of shares	-	(10,000)
Subscription receivable	-	460,934
Exercise of warrants	-	5,199,184
Offering costs	(170,295)	(159,278)
Net cash provided by financing activities	6,231,125	7,939,820
Net change in cash and cash equivalents	(49,437)	(14,551,654)
Cash and cash equivalents at beginning of period	9,902,380	15,001,359
Cash and cash equivalents at end of period	$9,852,943	$449,705

Supplemental disclosure of cash flow information:
Cash paid for income taxes	$-	$-
Cash paid for interest	$279,795	$253,309

Supplemental disclosure of non cash investing and financing activities:
Unrealized gain on available-for-sale securities	$10,126	$-

See accompanying notes to financial statements.

HOUSE HACK, INC.

NOTES TO THE FINANCIAL STATEMENTS

(Unaudited)

NOTE 1: NATURE OF OPERATIONS

House Hack, Inc. (the “Company”) is a corporation organized on June 22, 2022 under the laws of Wyoming. The Company invests in real estate assets through throughout the United States, either directly or through potential subsidiaries. The Company intends to invest in “wedge” opportunities within the real estate industry. A wedge opportunity represents unrealized real estate value. The Company plans to focus on two strategies to identify and realize wedge opportunities. One strategy is to acquire wedge properties comprising various types of real estate including single family residences and multi-family apartment buildings. A “wedge property” is one that the Company believes (1) is under its fair market value; (2) it can add value through renovations; or (3) the value created in the property surpasses the cost of the renovations. A wedge property may also be one that is not operating at its highest and best use, including obtaining optimal rents. After acquiring these wedge properties, the Company plans to renovate them, rent them out, and then strategically sell and/or package them together into some kind of investment vehicle to sell to other investors so as to recapture capital principal and appreciation while maintaining management of the properties and tenants until the Company’s interest is fully divested

The Company's headquarters are in Ventura, California.

NOTE 2: GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has commenced planned principal operations, and we plan to incur significant costs in pursuit of its capital financing plans, and has generated revenues but no profits since inception. As of June 30, 2025, the Company has an accumulated deficit of $6,108,672, cash of $9,852,943 and short-term investments totaling $3,478,911. The Company’s plans below are believed to alleviate substantial doubt.

Management Plans

The Company’s ability to continue as a going concern for the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to utilize the proceeds from investments received to date, obtain additional capital financing sufficient to meet current and future obligations and deploy such capital to produce profitable operating results. The Company may also choose to hold assets and wait for strategic opportunities. No assurance can be given that the Company will be successful in these efforts.

As of the date of issuance of these financial statements, management expects that its cash and cash equivalents, and short-term investments will be sufficient to fund its operating expenses, and capital expenditure requirements for at least one year from the date these financial statements are issued.

NOTE 3: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP).

The Company adopted the calendar year as its basis of reporting.

Unaudited Interim Financial Information

The unaudited interim consolidated financial statements and related notes have been prepared in accordance with U.S. GAAP for interim financial information, within the rules and regulations of the United States Securities and Exchange Commission (the “SEC”). Certain information and disclosures normally included in the annual consolidated financial statements prepared in accordance with U.S. GAAP have been condensed or omitted pursuant to such rules and regulations. The unaudited interim financial statements have been prepared on a basis consistent with the audited financial statements and in the opinion of management, reflect all adjustments, consisting of only normal recurring adjustments, necessary for the fair presentation of the results for the interim periods presented and of the financial condition as of the date of the interim balance sheet. The financial data and the other information disclosed in these notes to the interim financial statements related to the six-month periods are unaudited. Unaudited interim results are not necessarily indicative of the results for the full fiscal year. These unaudited interim financial statements should be read in conjunction with the financial statements of the Company for the year ended December 31, 2024 and notes thereto that are included in the Company’s Form 1-K filed with the SEC on April 30, 2025.

HOUSE HACK, INC.

NOTES TO THE FINANCIAL STATEMENTS

(Unaudited)

Use of Estimates

The preparation of financial statement in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

Financial Accounting Standards Board (“FASB”) guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts of the Company’s accounts payable and other current liabilities reported in the balance sheet approximate their fair value.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities which were purchased with maturities of three months or less to be cash equivalents.

The Company’s cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits of $250,000. As of June 30, 2025, the Company’s cash and cash equivalents were held at one accredited financial institution.

Investments

The Company has investments in U.S. treasury bills. The investments were initially classified as held-to-maturity, and were accounted for at amortized cost. In April 2024, the Company determined to no longer hold these securities to maturity, and as such the investments were reclassed as available-for-sale. The securities are accounted for at fair value, and unrealized gains (losses) on available-for-sale securities are included as other comprehensive income (loss) and realized gain (loss) on sale of securities are included in other income (expense). The investments are recognized as a Level 1 investment.

During the six months ended June 30, 2025, the Company purchased $4,294,498 in investments and received $3,471,715 in proceeds from the sales of such investments. During the six months ended June 30, 2025, the Company recognized $85,624 in interest income, consisting of earned interest based on the stated rate of the treasury bill, accrued interest and amortized discount of treasury bills held-to-maturity. As of June 30, 2025, the Company held $3,478,911 in short-term investments, consisting of U.S. treasury bills with varying maturities through November 2025.

HOUSE HACK, INC.

NOTES TO THE FINANCIAL STATEMENTS

(Unaudited)

During the six months ended June 30, 2024, the Company purchased $13,652,318 in investments and received $19,739,943 in proceeds from the sales of such investments.

Offering Costs

The Company complies with the requirements of Accounting Standards Codification (“ASC”) 340, Other Assets and Deferred Costs, with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs pertaining to future equity obligations are charged to interest expense upon completion of an offering. As of June 30, 2025 and December 31, 2024, the Company had capitalized $170,295 and $0, respectively, in deferred offering costs.

Real Estate Held for Investment

Real estate assets will be stated at the lower of depreciated cost or fair value, if deemed impaired. Major replacements and betterments are capitalized and depreciated over their estimated useful lives.

Depreciation is computed on a straight-line basis over the useful lives of the properties. We will continually evaluate the recoverability of the carrying value of our real estate assets using the methodology prescribed in ASC Topic 360, “Property, Plant and Equipment,” Factors considered by management in evaluating impairment of its existing real estate assets held for investment include significant declines in property operating profits, annually recurring property operating losses and other significant adverse changes in general market conditions that are considered permanent in nature. Under ASC Topic 360, a real estate asset held for investment is not considered impaired if the undiscounted, estimated future cash flows of an asset (both the annual estimated cash flow from future operations and the estimated cash flow from the theoretical sale of the asset) over its estimated holding period are in excess of the asset’s net book value at the balance sheet date. If any real estate asset held for investment is considered impaired, a loss is provided to reduce the carrying value of the asset to its estimated fair value.

The Company’s real estate includes the cost of the purchased property, including the building and related land. The Company allocates certain capitalized title fees and relevant acquisition expenses to the capitalized costs of the building. The Company allocates the land value of each acquired property using a pro rata allocation from the property’s county records. All capitalized property costs, except for the value attributable to the land, are depreciated using the straight-line method over the estimated useful life of 27.5 years.

As of June 30, 2025 and December 31, 2024, the Company determined there was no impairment pertaining to its real estate owned.

Real Estate Held for Sale

We may periodically classify real estate assets as held for sale. An asset is classified as held for sale after the approval of management and after an active program to sell the asset has commenced. Upon the classification of a real estate asset as held for sale, the carrying value of the asset is reduced to the lower of its net book value or its estimated fair value, less costs to sell the asset. Subsequent to the classification of assets as held for sale, no further depreciation expense is recorded. As of June 30, 2025, there was no real estate held for sale.

Real estate assets held for sale will be stated separately on the balance sheet. Upon a decision to no longer market as an asset for sale, the asset is classified as an operating asset and depreciation expense is reinstated. A gain or loss on the sale of a property will be recorded in the statement of operations.

Revenue Recognition

The Company will recognize revenue under the guidance of ASC 606, Revenue from Contracts with Customers. Under ASC 606, the Company 1) identifies the contract with the customer 2) identifies the performance obligations in the contract 3) determines the transaction price, 4) determines if an allocation of that transaction price is required to the performance obligations in the contract, and 5) recognizes revenue when or as the companies satisfies a performance obligation.

HOUSE HACK, INC.

NOTES TO THE FINANCIAL STATEMENTS

(Unaudited)

Revenue is recognized when control of the promised goods or services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. As a practical expedient, the Company does not adjust the transaction price for the effects of a significant financing component if, at contract inception, the period between customer payment and the transfer of goods or services is expected to be one year or less.

The Company recognizes rental income evenly on a monthly basis when earned. During the six months ended June 30, 2025 and 2024, the Company recognized rental income of $1,218,183 and $744,031, respectively.

Property Related Costs

Property related costs primarily consist of property taxes, insurance, utilities, repairs and maintenance and other direct property costs. These costs are expensed as incurred.

Other Operating Expenses

Other operating expenses primarily consist of personnel expenses, professional fees, marketing, rent, general insurance, travel and other general corporate expenses. Operating expenses also includes research and development costs pertaining to expenses towards the development of new applications. These costs are expensed as incurred.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, Income Taxes.  Under the liability method, deferred taxes are determined based on the temporary differences between the financial statements and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized.

The Company assesses its income tax positions and record tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, the Company’s policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense.

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future.

The Company expects to file U.S. federal and state income tax returns in which nexus is achieved.

Income (Loss) per Common Share

The Company computes net income (loss) per share of common stock voting and non-voting combined, as each class of stock has identical rights and privileges, except for voting rights (Note 5). Basic net income (loss) per share is computed using the weighted-average number of shares outstanding during the period. Diluted net income (loss) per share is computed using the weighted-average number of shares and the effect of potentially dilutive securities outstanding during the period. For periods in which the Company incurs a net loss, the effects of potentially dilutive securities would be antidilutive and would be excluded from diluted calculations. As of June 30, 2025, potentially dilutive securities consisted of outstanding common stock warrants (see Note 6).

HOUSE HACK, INC.

NOTES TO THE FINANCIAL STATEMENTS

(Unaudited)

Comprehensive Income

Comprehensive income (loss) includes net income (loss) as well as other changes in stockholders’ equity that result from transactions and economic events other than those with stockholders. During the six months ended June 30, 2025 and 2024, the Company’s only element of other comprehensive income was unrealized gains on U.S. treasury bills, which are classified as available-for-sale-securities beginning in April 2024.

Segment Reporting

The Company operates as a single reportable segment, consistent with the adoption of Accounting Standards Update (“ASU”) No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. The CODM, the Chief Executive Officer, evaluates the Company’s financial performance and allocates resources based on consolidated financial results. The Company does not manage its operations or prepare financial information on a disaggregated basis beyond the consolidated level for internal reporting purposes.

The CODMs review consolidated operating results, primarily focusing on revenue, operating income (loss), and key expense categories to assess performance and make strategic decisions. The single reportable segment derives its revenue as described above, Segment profit or loss is measured consistently with the consolidated operating income (loss) presented in the consolidated statements of operations.

In accordance with ASU 2023-07, the significant expense categories regularly provided to the CODM as part of the consolidated financial review include cost of revenue, property related costs and other operating expenses. The amounts for these categories are included in the statements of operations. These expenses represent the primary financial measures used by the CODM to evaluate operational efficiency and resource needs. No other significant expense categories or performance metrics are regularly provided to the CODM on a disaggregated basis.

The Company’s accounting policies for segment reporting are consistent with the significant accounting policies described in this note.

Recent Accounting Pronouncements

In November 2023, the FASB issued ASU No. 2023-07, Improvements to Reportable Segment Disclosures (Topic 280). This ASU updates reportable segment disclosure requirements by requiring disclosures of significant reportable segment expenses that are regularly provided to the Chief Operating Decision Maker (“CODM”) and included within each reported measure of a segment's profit or loss. This ASU also requires disclosure of the title and position of the individual identified as the CODM and an explanation of how the CODM uses the reported measures of a segment’s profit or loss in assessing segment performance and deciding how to allocate resources. The ASU is effective for annual periods beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. The Company adopted this ASU on January 1, 2024.

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, we will adopt those that are applicable under the circumstances.

NOTE 4: REAL ESTATE HELD FOR INVESTMENT

The following is a summary of real estate held for investment:

	June 30,	December 31,
	2025	2024
Buildings	$38,823,405	$33,792,203
Land	8,530,658	8,530,658
Real estate owned, at cost	47,354,063	42,322,861
Accumulated depreciation	(1,490,968)	(936,799)
Real estate owned, net of accumulated depreciation	$45,863,095	$41,386,062

During the six months ended June 30, 2025, the Company acquired properties located in Southern California for an aggregate purchase price of $5,031,203; inclusive of improvements.

During the six months ended June 30, 2024, the Company acquired properties located in Southern California for an aggregate purchase price of $28,979,126; inclusive of improvements. The Company allocated an aggregate of $24,865,638 to buildings and the remaining $3,766,247 was allocated to land.

Depreciation expense was $554,170 and $437,363 for the six months ended June 30, 2025 and 2024, respectively.

HOUSE HACK, INC.

NOTES TO THE FINANCIAL STATEMENTS

(Unaudited)

NOTE 5: DEBT

Convertible Bonds

Through a Private Placement Memorandum (“PPM”), the Company offered to accredited investors up to $200,000,000 in unsecured, convertible bonds (“Bonds”). The Bonds will accrue interest at an annualized rate of 5% and be issued in principal amounts of $10,000.

The principal of the Bonds will be due on December 31, 2032. Beginning January 1, 2030, the Company shall have the right to pre-pay the principal amount of the Bonds.

Each Bond is convertible into 7,143 shares of the Company’s Non-Voting Common Stock (the “Converted Shares”) at a fixed price of $1.40 per share. Beginning January 1, 2027, if the price of the Company’s Non-Voting Common Stock is $1.40 per share or more, the Bonds will be automatically converted to Common Stock. For the automatic conversion, if the Common Stock is publicly traded, the then-existing market price will be the price used to determine if the automatic conversion occurs.  If private, the Company will hire an independent company within 180 days of the beginning of each calendar year until maturity to perform the valuation for purposes of determining the price to trigger conversion. If conversion does not take place by Bond maturity, investors will only be entitled to a return of their principal investment in addition to any accrued and unpaid interest.

During the year ended December 31, 2024, the Company issued convertible bonds in aggregate of $10,445,000 to various investors. During the six months ended June 30, 2025, the Company issued convertible bonds in aggregate of $6,401,420 to various investors.

The Company will pay interest due on the Bonds in equal monthly installments on the 21st day after the end of the month. During the six months ended June 30, 2025, the Company incurred interest expense of $279,795 on the convertible bonds. As of June 30, 2025, the Company paid interest of $279,795 and the remaining interest accrued outstanding was $34,982.

Line of Credit

On January 11, 2024, the Company entered into a revolving line of credit with J.P. Morgan providing for borrowings up to $25,000,000. Borrowings under the line of credit bear interest at the base rate plus the applicable margin which was calculated to be 1.05%. Interest is payable monthly and will be due and payable on the twenty-fifth (25th) calendar day following the end of each calendar month. Interest is also payable on the date on which any payment of principal is made. The line of credit is secured by the securities or the other assets held as collateral. The proceeds from the line of credit were for the purpose of purchase of real estate assets.

During the six months ended June 30, 2025 and 2024, the Company borrowed and made immediate repayments of $0 and $15,300,000, respectively. As of June 30, 2025, there were no amounts outstanding under the line of credit and it has been closed.

During the six months ended June 30, 2025 and 2024, the Company paid interest of $0 and $253,309, respectively, pertaining to the line of credit.

NOTE 6 : STOCKHOLDERS’ EQUITY

The Company is authorized to issue 1,000,000 voting and 200,000,000 non-voting shares of common stock, par value $0.0001 per share.

Non-voting common stock is not entitled to any votes on any matter that is submitted to a vote of stockholders, except as required by Wyoming Law. Holders of non-voting common stock have no preemptive, subscription or other rights, and there are no redemption or sinking fund provisions applicable to non-voting common stock.

Voting common stock will be entitled to one vote for each share thereof held at the record date for the determination of the stockholders entitled to vote on such matters or, if no such record date is established, the date such vote is taken, or any written consent of stockholders is solicited.

Regulation D Private Placement Memorandums

In September 2022, the Company commenced a Regulation D private placement memorandum (“PPM”) in which the Company offered investments in non-voting common stock at $1.00 per share. The offering was initially subject to a minimum of $25,000,000 but was later decreased to $19,500,000. Individual investments are subject to a minimum of $25,000 per investors, with increments of $5,000 thereafter.

HOUSE HACK, INC.

NOTES TO THE FINANCIAL STATEMENTS

(Unaudited)

Investors in the offering also received warrants to purchase non-voting shares in the next financing round, if any, at the price of the PPM offering, based on the timing of the investment using a sliding scale. The sliding scale started at 55% warrant coverage for investments made by September 30, 2022 and decreased to 0% through March 31, 2023. Investors who purchased courses from our founders’ related entities qualified for an additional 10% coverage. These warrants were exercisable into non-voting Common Stock in the next financing, if any, at the offering price ($1.00) of the PPM. In addition, warrants were not exercisable until the lesser of 25% or $25,000,000 of proceeds from the PPM are deployed for properties and renovations, less expenses. The warrants expired on the first business day 60 calendar days after the Company called for warrant redemption.

During the year ended December 31, 2024, the Company called the warrants related to the PPM. Accordingly, the Company issued 5,199,184 shares of non-voting common stock for gross proceeds of $5,199,184 upon the exercise of warrants by the holders. The warrants were exercised at a price of $1.00 per share. Any warrants not exercised were forfeited.

From February to May 2024, the Company originally issued 1,224,490 shares of non-voting common stock for proceeds of $2,448,980 via an additional Regulation D offering, at $2.00 per share. In October 2024, the Company decided to issue additional shares and warrants, if applicable, to those investors that participated in its Regulation D offering that was held from February to May 2024. These investors had invested at $2.00 per non-voting common share during this offering, and the warrants were exercisable at $2.00 per share. The Company issued an additional 1,224,490 shares to the investors to effectuate a $1.00 per share price of the offering. To the extent investors received warrants, the coverage was adjusted proportionally, and the exercise price was reduced from $2.00 to $1.00.

As part of this offering, the Company issued warrants to any investor that invested $100,000 or more. The respective investor received warrants for 50% of the number of shares purchased. The warrants shall be callable at the election of the Company beginning on January 1, 2026 for the fixed purchase price of $1.00 per share of Non-Voting Common Stock (as adjusted from $2.00 per share pursuant to above). Warrant funding will be due no later than the first business day 60 days after the warrants are called for redemption and will expire worthless thereafter if not exercised during the applicable redemption period. An aggregate of 712,500 warrants were issued in connection this offering, all of which are outstanding as of June 30, 205 and December 31, 2024.

As of June 30, 2025 and December 31, 2024, the Company had 712,500 warrants to purchase non-voting common stock outstanding as per the PPMs above, respectively. The warrants have an exercise price of $1.00 per share.

Regulation A Offering

In November 2023, the Company initiated a Regulation A offering at $1.00 per share. In 2023, the Company issued 15,211,338 shares of non-voting common stock pursuant to the offering for gross proceeds of $15,211,338. As of December 31, 2023, the Company had a subscription receivable of $460,934 in connection with the offering, which was received in 2024.

During the year ended December 31, 2024, the Company repurchased 10,000 shares for $10,000.

As of June 30, 2025 and December 31, 2024, the Company had $6,727 in proceeds, which were returned to investors who did not satisfy obligations to qualify for the Regulation A offering. These amounts are included as other current liabilities in the balance sheets.

Shares Issued for Services

During the six months ended June 30, 2025, the Company issued 9,470 shares of non-voting common stock for services at fair value of $9,470, or $1.00 per share.

NOTE 7 : RELATED PARTY TRANSACTIONS

In August 2022, the Company was to issue 100,000 shares of voting common stock to its founder for $100,000 of consideration. This was subsequently increased to 1,000,000 shares of voting common stock for which the Company entered into a promissory note agreement with its founder for $1,000,000. The original note did not bear interest and matured on September 30, 2023. The note was secured by 1,000,000 shares of voting common stock. In January 2023, the note was modified to provide for recourse on the note, secured by both the stock and the founders personal assets. The note also was adjusted to bear interest at 4.55%, per annum. The maturity date was not modified. Although the note contains recourse actions, because the founder has 100% voting control of the entity, any recourse can be eliminated unilaterally.

HOUSE HACK, INC.

NOTES TO THE FINANCIAL STATEMENTS

(Unaudited)

As of December 31, 2023, the balance of the note receivable was $752,249, which is included as a contra equity balance on the balance sheet. In 2024, the amount was forgiven in full, along with interest of $68,268. The total amount of $820,517 was included within other operating expenses in the statements of operations and comprehensive loss.

In July 2023, the Company entered into a lease agreement with the founder for office space for monthly base rent of $6,000. The lease is month-to-month.

In September 2024, the Company purchased a multi-unit apartment building from the CEO, Kevin Paffrath for $1,600,000, which was below estimated market value based on the average of three independent appraisals.

NOTE 8 : COMMITMENTS AND CONTIGENCIES

Contingencies

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matters will have a material adverse effect on its business, financial condition or results of operations.

NOTE 9 : SUBSEQUENT EVENTS

On July 25, 2025, the Company terminated the employment of Kenneth Traynham, who was serving the Company as Chief Legal Officer, Treasurer, and Secretary. Kevin Paffrath has taken over the role of Treasurer and Secretary and the Company intends to outsource legal support, as needed. The Company indicated AI efficiencies within the company’s operating structure and low legal workload did not support the need for a full-time, in-house attorney. The cost savings for this role will likely be between $250,000 and $300,000 annually, subject to the extent of outsourcing costs, as needed. Kevin Paffrath, CEO, will take over the role of Treasurer and Secretary without additional compensation

On July 28, 2025, the Company may choose to close its current fundraise in September 2025 or soon thereafter, following the Federal Reserve’s rate decision, depending on the decision and AI progress. The Board has stated market interest rates and AI progress will dictate when the Company ends its 5% convertible bond round.

Management’s Evaluation

Management has evaluated subsequent events through September 29, 2025, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.

ITEM 4. EXHIBITS

EXHIBITS

None.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on September 29, 2025.

HOUSE HACK, INC.

By	/s/ Kevin Paffrath
	Title:	Chief Executive Officer and Director

	Dated:	September 29, 2025